Filed by: Pavilion Bancorp, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Defiance Financial Corp.
Commission File No.:0-26850
NEWS
Contact:                      Mary Beth Weisenburger
Director of Marketing
800-472-6292
(419) 782-5015
mbweisenburger@first-fed.com

For Release Friday, December 14

JEFF VEREECKE  NAMED PRESIDENT OF FIRST FEDERAL BANK’S
NORTHERN MARKET

(Defiance, OH) – First Federal Bank officials have announced the recent promotion of Jeffrey D. Vereecke from Executive Vice President of Retail Banking to President of the bank’s Northern Market. The Northern Market will include the Williams and Fulton County offices of First Federal Bank as well as the Bank of Lenawee offices based in Adrian, Michigan that are anticipated to become part of the First Federal Bank franchise in March of 2008, subject to shareholder and regulatory approvals.

A native of Morenci, Michigan, Vereecke graduated from Morenci High School in 1979 and earned a degree in finance from Grand Valley State University.  He began his banking career with First Federal Bank in 1984 in the credit department. After ten years in the retail and commercial lending departments he was promoted to Senior Vice President and Chief Lending Officer.

In 1998, Vereecke was promoted to Executive Vice President of Retail Banking and was responsible for the development and implementation of the retail sales and service strategy for the company.

Mr. Vereecke has served on several boards at his church and volunteers with the United Way, the American Cancer Society Relay for Life, as a youth sports coach and with other faith-based organizations. He is a graduate of the Defiance County Chamber Leadership Program and was honored as a distinguished alumnus of Morenci High School in 2007.

He and his wife Karen have 7 children and will be relocating to the Adrian area.

“I am excited about returning to the Adrian area and working with the Bank of Lenawee staff as we prepare to integrate the Bank of Lenawee into the First Federal Bank network,” said Vereecke. “I am impressed with the commitment to customer service the staff exhibits, and I look forward to continuing the tradition of local decision-making and community involvement that Bank of Lenawee has established in the region.”

Rick DeVries, current President & CEO of the Bank of Lenawee stated, “I am personally very pleased with Jeff's appointment as president of this market. He has strong ties to the area, and the background and experience to guide the bank into the next phase of development.  I am convinced that Jeff’s leadership and commitment to true community banking will be beneficial to customers, employees and shareholders of the bank."

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  About First Defiance Financial Corp. and First Federal Bank

First Defiance Financial Corp., headquartered in Defiance, Ohio, is the holding company for First Federal Bank of the Midwest and First Insurance & Investments. First Federal Bank operates 27 full service branches and 35 ATM locations in northwest Ohio and northeast Indiana. First Insurance & Investments is a full service insurance agency with offices in Defiance and Bowling Green Ohio.

For more information, visit the company’s Web sites at www.fdef.com and www.first-fed.com.

           This communication shall not constitute an offer to sell or the solicitation of and offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of the securities under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

           First Defiance will be filing a Registration Statement on Form S-4 with the SEC concerning the merger of Pavilion Bancorp, Inc. into First Defiance (the “Merger”), which will include the joint prospectus/proxy statement that will be mailed to Pavilion’s shareholders.  WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors will be able to obtain the documents free of charge, when filed, at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by First Defiance will be available free of charge from the Secretary of First Defiance at 601 Clinton Street, Defiance, Ohio 43512, telephone (419) 782-5015.  INVESTORS SHOULD READ THE PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.  Copies of all recent proxy statements and annual reports of First Defiance are also available free of charge by contacting First Defiance’s secretary.

First Defiance, Pavilion and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger.  Additional information about the directors and executive officers of First Defiance may be obtained through the SEC’s website from the definitive proxy statement filed by First Defiance with the SEC on March 20, 2007.  Additional information about the directors and executive officers of Pavilion may be obtained through the SEC’s website from the definitive proxy statement filed by Pavilion with the SEC on March 20, 2007.  Additional information about participants in the proxy solicitation and their interests in the transaction will be contained in the joint prospectus/proxy statement to be filed with the SEC.